FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated March 28, 2007, regarding the resolution to convene the Ordinary General Shareholders’ Meeting.

2.	Call for Ordinary General Shareholders’ Meeting dated May 9, 2007.

3.	Press Release dated March 29, 2007, regarding an increase of 20% in Repsol YPF, S.A.'s dividend.

Item 1

Madrid, March 28th 2007

The Board of Directors of Repsol YPF, S.A. has resolved today to convene the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid on 8th of May 2007 at 12:00 noon on first call, and at the same time and place on 9th of May 2007 on second call.

The notice of call is attached.

Item 2
Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

REPSOL YPF, S.A.

CALL FOR ORDINARY GENERAL SHAREHOLDERS' MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on May 8th 2007 at 12:00 noon on first call, and at the same time and place on May 9th 2007 on the second call, with respect to the following:

AGENDA

First. Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended December 31st 2006, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Second. Amendment of the Articles of Association: amendment of Article 12 (Modification of the Capital); addition of a new Article 12 bis (Preferential subscription right); amendment of the fourth paragraph of Article 19 (Call of the General Meeting); amendment of Article 23 (Attendance and voting rights); amendment of Article 25 (Chairmanship of the General Meeting); amendment of Article 42 (Secretary and Vice-Secretary); addition of a new fifth paragraph to Article 43 (Duration of the position and covering vacancies); addition of a new point 13 to Article 47 (Website); and addition of a new fourth paragraph to Article 49 (Annual Accounts).

Third. Amendment of the Regulations of the General Shareholders Meeting: amendment of paragraph 5.3 and addition of a new paragraph 5.4 to Article 5 (Notice of Call); amendment of Article 7 (Right to attend and vote); amendment of Article 10 (Chairman of the General Shareholders’ Meeting); addition of a new Article 14 (Voting on proposed resolutions) and consequent re-enumeration of current Articles 14 (Minutes of the Shareholders’ Meeting) and 15 (Interpretation) as new Articles 15 and 16, respectively.

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

Fourth. Determination of the number of Directors within the limits provided for in Article 31 of the Articles of Association. Appointment, ratification or re-election of Directors.

4.1	Determination of the number of Directors within the limits provided for in Article 31 of the Articles of Association.
4.2	Ratification and appointment as Director of Mr. Juan Abelló Gallo.
4.3	Ratification and appointment as Director of Mr. Luis Fernando del Rivero Asensio.
4.4	Ratification and appointment as Director of Mr. Manuel Raventós Negra.
4.5	Ratification and appointment as Director of Mr. José Manuel Loureda Mantiñán.
4.6	Re-election of Mr. Antonio Brufau Niubó as Director.
4.7	Re-election of Mr. Carmelo de las Morenas López as Director.
4.8	Appointment of Mr. Luis Carlos Croissier Batista as Director.
4.9	Appointment of Mr. Ángel Durández Adeva as Director.

Fifth. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

Sixth. Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on June 16, 2006.

Seventh. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders' Meeting

RIGHTS OF ATTENDANCE

Shareholders who own at least 150 shares (one hundred and fifty shares) which have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter Iberclear) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders' voting and other rights.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked, at the place of the General Shareholders Meeting, for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

REPRESENTATION

The Articles of Association allow for the pooling of shares and the granting of proxy power to another person to attend the General Shareholders' Meeting.

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

Shareholders who grant a proxy must notify the person designated as representative of the proxy granted thereto. When the proxy is granted to a member of the Board of Directors, the notification of the proxy shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

RIGHT OF INFORMATION

In addition to the provisions of Article 112 of the Joint Stock Companies Act, and in accordance with Article 6 of the Regulations of the General Shareholders Meeting, as of the date of publication of this notice and up to the seventh day prior to the date set for the Shareholders’ Meeting, the shareholders, after verifying their status as such, may request in writing, through the Shareholder Information Office, at the registered office of the Company, Paseo de la Castellana, 278, Madrid, for the information or clarifications as they deem fit in relation to the items included in the Agenda, as well as ask in writing the questions as they consider appropriate. Shareholders may also request for information or clarifications or ask in writing questions in relation to the public information communicated by the Company to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders Meeting held on June 16th, 2006.

Also, as of the date of publication of this notice, and in compliance with the provisions of the Joint Stock Companies Act, the following documents are at shareholders disposal on

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

the Shareholder Information Office, from 10:00 to 15:00 and 16:00 to 19:00, working days, and on the Company’s website at www.repsolypf.com:

-	The Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on December 31st 2006.

-	The Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year.

-	The Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group.

-	The literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda.

-	The reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda.

-	The Annual Report on Corporate Governance.

-	The Corporate Responsibility Report.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

DISTANCE VOTING AND PROXIES PRIOR TO THE GENERAL MEETING

1.	Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

1.1 Means for distance voting

The means of communication valid for distance voting are as follows:

(i) Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the Iberclear participating entity with which they have deposited their shares.

Once the appropriate section of the card has been completed and signed, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana nº 278, 28046 Madrid.

If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsolypf.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed.

(ii) Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsolypf.com), entering the AGM 2007 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2 Specific rules for distance voting

(i) Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

(ii) Receipt by company

In order to be valid, postal or electronic votes must be received by the company at least 48 hours before the date and time at which the General Shareholders Meeting has been scheduled on first call, i.e. no later than 12:00 on May 6th, 2007. After this time, the Company will only accept the votes cast at the General Shareholders Meeting.

2. Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may grant a proxy by distance communication on the proposals regarding the items on the Agenda and prior to the date of the General Shareholders Meeting, provided the identity of the persons concerned is duly guaranteed.

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

2.1 Means for granting distance proxies

The means of communication valid for distance proxies are as follows:

(i) Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance card issued by the Iberclear participating entity with which they have deposited their shares. This section must be signed by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana nº 278, 28046 Madrid.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a copy of the proxy, if necessary, so that the company can confirm the proxy granted.

(ii) Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsolypf.com), entering the page of the AGM 2007 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

2.2 Specific rules for distance proxies

Distance proxies will also be subject to the general rules applicable to representation, related to (i) blank proxies received by the Company; (ii) absence of voting instructions and extension of proxy to any business not included on the agenda that may be put to the vote at the General Shareholders Meeting; (iii) voting instructions regarding points included in the Agenda; (iv) designation of a representative’s substitute when the representative is in a conflict of interests in relation with the vote of any business, included or not in the Agenda, that may be put to the vote of the General Shareholders Meeting; and (v) the necessary notification to the representative of the proxy granted.

In order to be valid, distance proxies must be received by the Company at least 48 hours before the date and time at which the General Shareholders Meeting has been scheduled on first call, i.e. no later than 12:00 on May 6th, 2007. After this time, the company will only

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

accept the proxies made in writing through the attendance cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders Meeting.

3. Rules common to distance voting and distance proxies

(i) Confirmation of distance vote or distance proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by Iberclear. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by Iberclear will prevail for the purposes of quorum and voting.

(ii) Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post.

Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

(iii) Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

The electronic mechanisms for distance voting and proxy will be operative as of April 13th 2007 and up to May 6th 2007 at 12:00 noon.

Translation of the original in Spanish
In case of any discrepancy, the Spanish version pervails

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

ATTENDANCE PREMIUM

The Company shall pay an attendance premium in the gross amount of 0.02 euros per share to the shares attending or represented by proxy at the General Shareholders’ Meeting whose holders have provided due evidence of their attendance thereat in person or by proxy.

PRESENCE OF NOTARY

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders' Meeting.

GENERAL INFORMATION

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders Meeting shall be used by the Company for such purpose and to send them information about Company’s businesses and activities and other matters of interest for the shareholders, and the rights of access, rectification, deletion and opposition may be exercised when they are legally admissible by written communication sent to the registered office of the Company.

FORECAST OF HOLDING THE SHAREHOLDERS’ MEETING

It is expected to hold the General Shareholders' Meeting on SECOND CALL, that is, on May 9th 2007, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, March 28th, 2007
The Secretary to the Board of Directors

Item 3

Madrid, March 29th, 2007
The company will hold its Annual Shareholders Meeting
on May 9th

REPSOL YPF INCREASES ITS DIVIDEND BY 20%

•	The increase is in line with the announcement made by A. Brufau

•	An attendance premium of 0.02 euros per share will be paid.

•	The appointment of two new independent outside board members is proposed

Repsol YPF’s Board of Directors has resolved to propose, at the next Annual General Shareholders’ Meeting, a total gross dividend against 2006 of 0.72 euros per share, representing a 20% increase with respect to the previous year’s total dividend.

The final gross dividend against 2006 (0.36 euros per share) will be transferred to the Depositary, Bank of New York, on July 5th 2007. Owners of record of ADS’s at the closing of business of July 3rd 2007 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 13th 2007.

With this proposal, the total dividend for 2006 will increase to 879 million euros, in line with the double digit annual dividend growth policy, previously announced by Repsol YPF’s Chairman and CEO, Antonio Brufau.

In addition, the Board of Directors resolved to pay an attendance premium of 0.02 euros per share, as well as, to propose the appointment of Mr. Luis Carlos Croissier and Mr. Angel Durández, as new independent outside directors of the company.

INFORMATIVE ANNEX

Mr. Luis Carlos Croissier Batista

Arucas (Las Palmas), 1950. He has been the profesor in charge of economic policy of the Universidad Complutense of Madrid. During his long professional tenure, amongst other positions, he was Subsecretary of the Ministry of Industry and Energy, President of the National Institute of Industry (Instituto Nacional de Industria, I.N.I.), Minister of Industry and Energy and President of Spanish Securities Market Commission (Comision Nacional del Mercado de Valores).

Mr. Angel Durández Adeva

Madrid, 1943. BA Economics, Profesor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he directed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 29, 2007	By:	/s/ Fernando Ramírez

			Name:	Fernando Ramírez
			Title:	Chief Financial Officer